UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on public selection of socio-environmental projects

Rio de Janeiro, February 8, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it has opened registrations for the public selection of the 2023 Petrobras Socio-environmental program, which will invest R$ 432 million in more than 50 projects, the largest amount ever invested in a public selection of Petrobras' socio-environmental projects.

In the first stage of the selection process, which is starting now, the company will invest R$ 162 million in social and environmental initiatives in the North, Northeast, Center-West, and South regions - and the estimate is to contract more than 20 projects that will develop their activities over a three-year period. In the North and Northeast, the public notice includes the areas neighboring the operations of the so-called Equatorial Margin, the country's new oil and gas exploration and production frontier, located between the states of Amapá and Rio Grande do Norte. And, in the second half of the year, the second stage will be announced.

The public notice covers all the action lines of the Petrobras Socio-environmental Program: Forests, Ocean, Education, and Sustainable Economic Development, and the priority audiences are indigenous peoples, traditional communities, fishermen, women, blacks, children, people with disabilities, and LGBTQIA+.

In addition to the action lines, the program includes three cross-cutting themes: Early Childhood, Human Rights, and Innovation. The projects must also present their contributions to the achievement of goals established in the following UN Sustainable Development Goals: 4 (Quality Education), 8 (Decent Work and Economic Growth), 14 (Life below water), and 15 (Life on land), which are part of the 2030 Agenda. Its purpose is to fight poverty and inequality, ensuring respect for human rights, contributing to the conservation of the environment, the increase of biodiversity, and the confrontation and adaptation to climate change.

The investment amounts are already incorporated in the 2023-2027 Strategic Plan, approved by the Board of Directors.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer